USA VIDEO INTERACTIVE CORP.

April 9, 2003



03 APR 23 AM 7:21

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

SUPPL

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
☎(604) 685-1017
Fax (604) 685-5777



April 9, 2003 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com)

The Company is pleased to announce that it has closed the private placement announced in its Press Release dated April 1, 2003. The Company has issued 1,500,000 common shares at an issue price of $0.068 US ($0.10 Cdn.) per share and 1,500,000 warrants authorizing the holders to purchase one common share each at a price of $0.075 US ($0.11 Cdn.) per share exercisable on or before April 8, 2005. Two of the Company's officers and directors, namely Edwin Molina, President, and Anton J. Drescher, Chief Financial Officer, participated in the private placement, each purchasing 100,000 units. As a result of this private placement, Anton J. Drescher will hold 5.53% of the Company's common shares and Edwin Molina will 4.93% of the Company's shares, assuming that their warrants attached to this financing are exercised. No other related parties participated in the private placement. The 1,500,000 common shares issued as part of the units and any shares issued upon exercise of the warrants are subject to a 12-month hold period, which ends on April 8, 2004. The completion of this private placement will not result in a change of control of the Company. The private placement proceeds will be used for the ongoing marketing of the Company's Video-on-Demand™ technology, for patent enforcement, including the pursuit of licensing agreements and for general working capital.

About USA Video Interactive Corp.
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com

USA VIDEO INTERACTIVE CORP.

April 10, 2003

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
☎(604) 685-1017
Fax (604) 685-5777



USA Video Technology Corp Takes On Hollywood Says Top Movie Studios Infringe On Patented Video Delivery Technology

For information contact, Jamie Moss (201-493-1027)

April 10, 2003 - OLD LYME, CONNECTICUT – USA Video Interactive (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com/) - The Oscars are over, but more movie news this year may ultimately come from a Delaware courtroom. At least that's the prediction as a technology company based in Connecticut squares off against a movie industry giant for the rights to the technology that can deliver movies over the Internet.

Millions of movie fans worldwide may ultimately be affected by the outcome of a suit being filed today in the U.S. District Court for the District of Delaware by Connecticut-based USA Video Technology Corporation (a subsidiary of USA Video Interactive Corp. (USVO)) against Movielink, LLC. USA Video Technology Corporation alleges that Movielink, a Delaware company, has infringed and continues to infringe on its patented online movie delivery system.

USA Video Technology Corporation is a developer, supplier and owner of the patent-in-suit that covers media delivery services that allow Internet users to request and receive digitized movies online. According to court papers being filed by intellectual property attorneys at Steptoe & Johnson LLP, Movielink has been making, using, selling and offering to sell systems and services that infringe upon U.S. Patent No. 5,130,792 (USP 5130792) for this technology.

According to Erik B. Cherdak, one of the attorneys from Steptoe's Washington, D.C. office, "Movielink operates a website that allows an individual to request a movie online and have it transmitted in digital form to a personal computer or other output device for personal storage and playback. It's a great idea, but, as the movie studio members of the limited liability company that make up Movielink are well aware, the technology being used to accomplish this transaction is patented and the plaintiff has not consented to nor been compensated for its use. That is the basis for today's suit."

Steptoe's J. William Koegel, Jr. and Jeffrey T. Hsu also are handling the case.

According to Edwin Molina, President of USVO, the patented technologies represent an advance in home movie entertainment, and may well spell the end of video rental stores by making it possible for Internet users to secure almost any movie, any time, from any location with online access and without having to leave their homes. "The potential for this technology is enormous," said Molina. "The fact that the major studios have already moved forward to deploy it, albeit in violation of the patent, makes it clear that the home distribution of movies has already entered a new era."

The suit identifies Warner Brothers, Paramount Pictures Corporation, Metro Goldwyn-Mayer, Universal Studios, and Sony Pictures Entertainment as members of the limited liability company that owns and operates Movielink, LLC and the www.movielink.com website service. Movies made by these studios - including My Big Fat Greek Wedding, The Bourne Identity, Fear Dot Com and 24 Hour Party People -- are presently available for download on a fee basis from the movielink.com site. According to the complaint, rights to the technology being used by the studios on the site belong to USVO's subsidiary.

The plaintiff is asking the Delaware federal court for a declaratory judgment of both infringement and willful infringement, permanent injunctive relief, compensatory and treble damages, interest, legal costs, as well as a jury trial on all appropriate issues. According to Steptoe's Cherdak, "The plaintiff is seeking to be fairly compensated for acts of infringement of the patent-in-suit and is seeking all forms of relief available under the law. It's now up to the Court."

# # #

Steptoe & Johnson LLP has gained a national and international reputation for vigorous representation of clients before governmental agencies, exceptional advocacy in litigation and arbitration, and creative and practical advice in guiding business transactions. With more than 350 attorneys, the firm has offices in Washington, D.C., Phoenix, Los Angeles, London, and Brussels.

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ(tm) architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com. USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371; Canada Office: 507 - 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact info@usvo.com.

This press release may contain forward-looking statements. Actual results may differ materially from those projected in any forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described. The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.